Exhibit 4.1

This document is a non-binding convenience translation of the German-language original. In case of any discrepancy between the English and German versions, the German-language original shall prevail.

Spin-Off and Acquisition Agreement

between

Bayer Aktiengesellschaft, Leverkusen,
as transferor company

and

LANXESS Aktiengesellschaft, Leverkusen,
as transferee company

Contents

I. Preamble	5
II. Spin-Off, Spin-Off Date, Spin-Off Balance Sheet and Final Balance Sheet	6
§ 1 Spin-Off	6
§ 2 Spin-Off Date	7
§ 3 Spin-Off Balance Sheet and Final Balance Sheet	7
III. Spin-Off Assets and Liabilities	8
§ 4 Spin-Off Shareholdings	9
§ 5 Transfer of Agreements Allocable to the LANXESS Corporate Center	9
§ 6 Transfer of Office and Business Equipment Allocable to the LANXESS Corporate Center	10
§ 7 Transfer of Claims and Liabilities Allocable to the LANXESS Corporate Center	10
§ 8 Pension Liabilities and Pension Provisions	11
§ 9 Other Spin-Off Assets and Liabilities	13
IV. Methods of Transfer	13
§ 10 Consummation	13
§ 11 Catch-All Provisions	13
§ 12 Duty to Cooperate	14
§ 13 Protection of Creditors and Internal Compensation	15
§ 14 Exclusion of Claims	16
V. Consideration and Capital Stock Measures	16
§ 15 Grant of No-Par Shares, Trustee and Capital Stock Measures	16
§ 16 Grant of Special Rights	17
§ 17 Grant of Special Advantages	18
VI. Effects of the Spin-Off for Employees and their Representative Bodies	19
§ 18 Transfer of Employment Relationships	19
§ 19 Employee Representative Bodies	20

§ 20 Supervisory Board	23
VII. Miscellaneous	25
§ 21 Taxes	25
§ 22 Articles of Association and Master Agreement	26
§ 23 Costs and Taxes	26
§ 24 Final Provisions	26

List of Appendices

APPENDIX	DESCRIPTION
3.1	Spin-Off Balance Sheet
5.2	Utilization agreements between BAYER AG and BAYER AG Group companies relating to office and business equipment
5.4	List of employees of the LANXESS Corporate Center whose automobile lease agreements will be transferred
6	Office and business equipment allocable to the LANXESS Corporate Center
9	Other Spin-Off Assets and Liabilities
16.1	Principles for adjusting employee participation programs
16.2	Mandatory convertible bond terms and conditions
18.1	Employees allocable to the LANXESS Corporate Center
22.1	Articles of Association of LANXESS AG
22.2	Master Agreement between BAYER AG and LANXESS AG

The appendices listed in this index are contained in notarial deed no. 1914/2004 of September 22, 2004 by Dr. Dieter Janke, German notary. The appendices referred to in this agreement are the appendices contained in this notarial deed except where otherwise stated.

I.
Preamble

0.1	Bayer Aktiengesellschaft (hereinafter “BAYER AG”), having its registered office in Leverkusen, is registered in the Commercial Register of the local court of Cologne under HRB 48248. At the date of execution of this agreement, the capital stock of BAYER AG amounts to 1,869,675,315.20 euros and is divided into 730,341,920 no-par shares. The shares have been fully paid-in.

0.2	LANXESS Aktiengesellschaft (hereinafter “LANXESS AG”), having its registered office in Leverkusen, is registered in the Commercial Register of the local court of Cologne under HRB 53652. At the date of execution of this agreement, the capital stock of LANXESS AG amounts to 50,000 euros and is divided into 50,000 no-par shares. The sole stockholder of LANXESS AG is BAYER AG. The shares have been fully paid-in.

0.3	BAYER AG is sole stockholder of LANXESS Deutschland GmbH, registered in the Commercial Register of the local court of Cologne under HRB 52600. Pursuant to agreements already concluded, major portions of the former domestic and foreign chemicals activities as well as portions of the former domestic and foreign polymer activities of the Bayer Group have been or will be transferred to LANXESS Deutschland GmbH.

Under a spin-off and acquisition agreement notarized on September 10, 2004, which has not yet been registered in the Commercial Register at the domicile of Bayer Chemicals Aktiengesellschaft, the chemicals activities of Bayer Chemicals Aktiengesellschaft shall be transferred to LANXESS Deutschland GmbH pursuant to § 123 paragraph 2 number 1 of the German Transformation Act (Umwandlungsgesetz) (hereinafter the “Chemicals Spin-Off”). Under a spin-off and acquisition agreement notarized on September 10, 2004, which has not yet been registered in the Commercial Register at the domicile of Bayer MaterialScience Aktiengesellschaft, portions of the polymer activities of Bayer MaterialScience Aktiengesellschaft shall be transferred to LANXESS Deutschland GmbH pursuant to § 123 paragraph 2 number 1 of the German Transformation Act (Umwandlungsgesetz) (hereinafter the “MaterialScience Spin-Off”). In consideration, BAYER AG, as sole stockholder of Bayer Chemicals Aktiengesellschaft and Bayer MaterialScience Aktiengesellschaft, shall receive one share in LANXESS Deutschland GmbH for each of these spin-offs.

0.4	A so-called Corporate Center has been established within BAYER AG for purposes of supporting the Board of Management of BAYER AG in its management of the group. The Corporate Center of BAYER AG has a total of approximately 550 employees. The Corporate

Center is organized into a number of departments including Group Accounting and Controlling, Corporate Auditing, Corporate Development, Regional Coordination, Human Resources and Finance.

0.5	Since June 1, 2004, the main management and leadership functions for the future LANXESS Group, in particular for the chemicals and polymer activities combined into LANXESS Deutschland GmbH, have been carried out by an organizationally separate department established and developed within the Corporate Center of BAYER AG (hereinafter the “LANXESS Corporate Center”). The LANXESS Corporate Center consists of the managers of the divisions Board Office, Corporate Development, Industrial & Environmental Affairs, Treasury, Tax, Corporate Controlling, Accounting, Communications, Law & Intellectual Property, Internal Auditing and Human Resources. In discharging their duties, these managers are supported by the employees of the Group Functions who are being transferred to LANXESS Deutschland GmbH in connection with the Chemicals Spin-Off and MaterialScience Spin-Off. In total, the LANXESS Corporate Center shall comprise approximately 75 employees. The LANXESS Corporate Center provides services to LANXESS Deutschland GmbH on a payment basis.

The LANXESS Corporate Center is managed by the four board of management members of LANXESS AG, who at the same time have employment contracts with BAYER AG. They implement decisions made by the Board of Management of BAYER AG, to the extent applicable to the future LANXESS operations, and undertake strategic management of the business of LANXESS Deutschland GmbH and its activities.

Now, therefore, BAYER AG and LANXESS AG hereby agree as follows:

II.
Spin-Off, Spin-Off Date,
Spin-Off Balance Sheet and Final Balance Sheet

§ 1
Spin-Off

1.1	BAYER AG, as transferor company, shall by way of spin-off (Abspaltung zur Aufnahme) pursuant to § 123 paragraph 2 number 1 of the German Transformation Act (Umwandlungsgesetz) transfer the portion of its assets and liabilities, together with all rights and obligations, that is specified in Part III (§§ 4 to 9) of this agreement (hereinafter, collectively, the “Spin-Off Assets and Liabilities”), as a whole to LANXESS AG, as transferee entity, in consideration for the granting of shares of LANXESS AG to the stockholders of BAYER AG pursuant to § 15 of this agreement (spin-off maintaining proportionality of ownership).

1.2	Assets and liabilities and other rights and obligations of BAYER AG which are not to be allocated to the Spin-Off Assets and Liabilities according to this agreement or which are expressly excluded from the transfer, shall not be transferred to LANXESS AG.

§ 2
Spin-Off Date

2.1	As between BAYER AG and LANXESS AG, the transfer of the Spin-Off Assets and Liabilities described in § 1 and specified in Part III (§§ 4-9) shall be effective as of July 1, 2004, 0000 hours (hereinafter the “Spin-Off Date”). From this point in time forward, as between BAYER AG and LANXESS AG, the business which relates to the Spin-Off Assets and Liabilities shall be deemed to be operated for the account of LANXESS AG.

2.2	Notwithstanding § 2.1, if the spin-off is not registered in the Commercial Register of BAYER AG by January 31, 2005, the Spin-Off Date shall be deemed to be January 1, 2005, 0000 hours. In such case, a balance sheet of BAYER AG, prepared and audited in compliance with the rules governing the annual balance sheet and its audit, as of December 31, 2004, 2400 hours, shall be used as a basis for the Final Balance Sheet pursuant to § 3.3. In the event of further delay of the registration beyond January 31 of the following year, the Spin-Off Date shall be postponed by successive one-year-periods.

§ 3
Spin-Off Balance Sheet and Final Balance Sheet

3.1	The assets and liabilities which are to be allocated to the Spin-Off Assets and Liabilities shall be determined on the basis of the spin-off balance sheet prepared as of July 1, 2004, 0000 hours and attached to this agreement as Appendix 3.1 (“Spin-Off Balance Sheet”), which is derived from the balance sheet of BAYER AG prepared as of June 30, 2004, 2400 hours. Unless this agreement expressly stipulates otherwise, BAYER AG shall also transfer to LANXESS AG all assets and liabilities and other rights and obligations which are not required to be, not able to be or in fact are not reported on the balance sheet and which, taking into account their origin, purpose or use, are to be allocated to the Spin-Off Assets and Liabilities.

3.2	BAYER AG shall also transfer to LANXESS AG those assets and liabilities as well as other rights and obligations which were acquired or arose, or which will be acquired or arise, in the period between the Spin-Off Date and the Consummation Date (§ 10.1), including substitutes therefor, e.g. damage claims and sales proceeds, which, taking into account their origin, purpose or use, are to be allocated to the Spin-Off Assets and Liabilities. Those assets and liabilities and other rights and obligations of the Spin-Off Assets and Liabilities which, in the period between the Spin-Off Date and the Consummation Date, were or will be sold or otherwise disposed of or at this point of time no longer exist, shall not be transferred to LANXESS AG. The assets and liabilities concerned shall for accounting purposes be recorded separately from the assets and liabilities remaining with BAYER AG.

3.3	The final balance sheet of the transferor according to § 125 sentence 1 and § 17 paragraph 2 of the German Transformation Act (Umwandlungsgesetz) shall be the balance sheet of BAYER AG as of June 30, 2004, 2400 hours, prepared and audited in compliance with the rules governing the annual balance sheet and its audit, by PwC Deutsche Revision Aktiengesellschaft, Essen (the “Final Balance Sheet”).

3.4	LANXESS AG shall report the Spin-Off Assets and Liabilities in its commercial accounts at book values and in its tax accounts at going-concern values.

3.5	BAYER AG shall report the Spin-Off Assets and Liabilities in its Final Balance Sheet at book values and in its tax transfer balance sheet at going-concern values.

III.
Spin-Off Assets and Liabilities

The Spin-Off Assets and Liabilities shall comprise:

•	the entire shareholdings held by BAYER AG in LANXESS Deutschland GmbH and in LANXESS AG, as specified in § 4 (hereinafter, collectively, the “Spin-Off Shareholdings”);

•	all assets, liabilities and agreements including all rights and obligations allocable to the LANXESS Corporate Center, in particular, the agreements, assets and liabilities and obligations described in the following §§ 5 through 8 of this agreement (hereinafter the “Spin-Off Corporate Center Assets and Liabilities”); and

•	the claims described in more detail in § 9 of this agreement (hereinafter the “Other Spin-Off Assets and Liabilities”).

§ 4
Spin-Off Shareholdings

BAYER AG shall transfer to LANXESS AG:

4.1	its entire shareholding in LANXESS Deutschland GmbH consisting of one share having a nominal value of 26,000 euros, a share to be issued as a result of the Chemicals Spin-Off having a nominal value of 14,974,000 euros, and a share to be issued as a result of the MaterialScience Spin-Off having a nominal value of 5,000,000 euros; and

4.2	all 50,000 no-par shares of LANXESS AG held by BAYER AG.

In each case, the transfer shall also comprise all rights and obligations connected with the shareholdings, in particular all profit-participation rights, in so far as no distribution of dividends was resolved prior to the Spin-Off Date. If the Spin-Off Date is delayed according to § 2.2, in each case the transfer shall also comprise all profit-participation rights, in so far as no distribution of dividends was resolved prior to the new Spin-Off Date. If, in order to transfer the Spin-Off Shareholdings, acts in addition to consummation (§ 10) are required or are appropriate, the parties shall undertake such acts. As between themselves, the parties shall adopt the same positions as if the Spin-Off Shareholdings had been transferred on the Spin-Off Date. BAYER AG shall, in its position as shareholder, not make any withdrawals or distributions from LANXESS Deutschland GmbH and, if in any shareholders’ meetings of LANXESS Deutschland GmbH taking place before consummation (§ 10) a resolution is adopted on the distribution of profit, Bayer AG undertakes to vote to allocate such profit of LANXESS Deutschland GmbH to the retained earnings.

§ 5
Transfer of Agreements Allocable to the LANXESS Corporate Center

BAYER AG shall transfer to LANXESS AG all agreements allocable to the LANXESS Corporate Center, in particular:

5.1	the existing employment contracts between BAYER AG and its employees working in the LANXESS Corporate Center who have already given their consent to a transfer or who will give their consent by the Consummation Date, and all other employment contracts concluded with other employees prior to the Consummation Date whose area of work is the LANXESS Corporate Center, to the extent that these employees consent to the transfer;

5.2	the utilization agreements listed in Appendix 5.2 existing between BAYER AG and Bayer Group companies relating to office and business equipment used by employees of the

LANXESS Corporate Center, to the extent they use them since the Spin-Off Date. The respective contractual partners of BAYER AG have already consented to the transfer of these rights of use;

5.3	the service agreement dated June 30, 2004 between BAYER AG and LANXESS Deutschland GmbH concerning the provision of services by the LANXESS Corporate Center of BAYER AG; and

5.4	all automobile lease agreements relating to automobiles used by the employees of the LANXESS Corporate Center listed in Appendix 5.4.

§ 6
Transfer of Office and Business Equipment
Allocable to the LANXESS Corporate Center

BAYER AG shall transfer to LANXESS AG the office and business equipment of BAYER AG allocable to the LANXESS Corporate Center and listed in Appendix 6.

§ 7
Transfer of Claims and Liabilities
Allocable to the LANXESS Corporate Center

7.1	BAYER AG shall transfer to LANXESS AG all claims allocable to the LANXESS Corporate Center, consisting of all claims of BAYER AG arising out of the agreements transferred pursuant to § 5 as well as all claims arising out of the employer housing loans (Arbeitgeber-Wohnungsbaudarlehen) granted to employees allocable to the LANXESS Corporate Center.

7.2	Except for the pension liabilities set out in § 8, BAYER AG shall transfer to LANXESS AG all liabilities and obligations allocable to the LANXESS Corporate Center, consisting in particular of:

7.2.1	all liabilities arising out of the agreements transferred pursuant to §§ 5.2 – 5.4;

7.2.2	all liabilities arising out of or in connection with (i) employment relationships existing with employees allocable to the LANXESS Corporate Center whose employment contracts are transferred pursuant to § 5.1 or will be transferred on the Consummation Date by operation of § 613a of the German Civil Code (Bürgerliches Gesetzbuch), and (ii) employment relationships ending in the period between the Spin-Off Date and Consummation Date (§ 10.1) but which would have been transferred pursuant to § 5.1 or would have been transferred on the Consummation Date by operation of § 613a of the German Civil Code (Bürgerliches Gesetzbuch) if they had not ended;

7.2.3	all obligations arising out of existing BAYER AG employee stock programs (Stock Option Program (SOP), Stock Incentive Program (SIP), Stock Participation Program (SPP)), to the extent that these either (i) exist vis-à-vis employees allocable to the LANXESS Corporate Center whose employment contracts are transferred pursuant to § 5.1 or will be transferred by operation of § 613a of the German Civil Code (Bürgerliches Gesetzbuch), or (ii) exist vis-à-vis employees whose employment contracts ended or will end in the period between the Spin-Off Date and Consummation Date (§ 10.1) but which would have been transferred pursuant to § 5.1 or would have been transferred on the Consummation Date by operation of § 613(a) of the German Civil Code (Bürgerliches Gesetzbuch) if the employment contracts had not ended; and

7.2.4	all other liabilities allocable to the LANXESS Corporate Center which are reported on the balance sheet, in particular liabilities arising out of withholding taxes on salaries and wages and liabilities relating to social insurance.

§ 8
Pension Liabilities and Pension Provisions

8.1	Pension liabilities with respect to active employees of the LANXESS Corporate Center and those whose employment has ended or will end on or after the Spin-Off Date.

8.1.1	On the Consummation Date (§ 10.1), all rights and obligations arising out of existing BAYER AG pension commitments (pensions and similar obligations, in particular those arising out of transitional payments in cases of early retirement) with respect to employees allocable to the LANXESS Corporate Center who have an existing employment relationship on the Consummation Date, shall be transferred to LANXESS AG according to § 324 of the German Transformation Act (Umwandlungsgesetz) and § 613a paragraph 1 of the German Civil Code (Bürgerliches Gesetzbuch) or by way of transfer of their employment contracts pursuant to § 5.1.

8.1.2	BAYER AG shall also transfer to LANXESS AG all rights and obligations arising out of existing BAYER AG pension commitments (current pensions, vested rights and similar obligations, in particular those arising out of transitional payments in cases of early retirement) with respect to employees allocable to the LANXESS Corporate Center (or their survivors) whose employment has ended or will end in the period between the Spin-Off Date and Consummation Date.

8.1.3	Provisions for obligations arising out of the pension commitments described in §§ 8.1.1 and 8.1.2 shall therefore be established by LANXESS AG. The relevant amounts are included in the assets and liabilities transferred from BAYER AG to LANXESS AG.

8.1.4	Furthermore, according to § 133 paragraphs 1 and 3 of the German Transformation Act (Umwandlungsgesetz), BAYER AG shall be jointly and severally liable for fulfilling the pension obligations described in §§ 8.1.1 and 8.1.2, to the extent that they become due and claims against BAYER AG arising therefrom are brought before the courts within five years of the announcement of registration of the spin-off in the Commercial Register of BAYER AG.

8.1.5	LANXESS AG shall indemnify BAYER AG against all claims made against BAYER AG that arise out of the pension commitments set out in §§ 8.1.1 and 8.1.2 and relate to the period beginning on the Spin-Off Date.

8.2	Pension liabilities with respect to employees of the LANXESS Corporate Center whose employment ended before the Spin-Off Date.

8.2.1	Obligations arising from existing BAYER AG pension commitments (current pensions, vested rights and similar obligations, in particular those arising out of transitional payments in cases of early retirement) with respect to employees (and their survivors) whose employment ended before the Spin-Off Date (even if such employees would have been allocable to the LANXESS Corporate Center) are not transferred to LANXESS AG according to § 324 of the German Transformation Act (Umwandlungsgesetz) and § 613 a paragraph 1 of the German Civil Code (Bürgerliches Gesetzbuch), and shall also not be transferred to LANXESS AG under this spin-off and acquisition agreement.

8.2.2	Provisions for obligations arising out of the pension commitments described in § 8.2.1 shall therefore continue to be established by BAYER AG.

§ 9
Other Spin-Off Assets and Liabilities

BAYER AG shall transfer to LANXESS AG the claims listed in Appendix 9.

IV.
Methods of Transfer

§ 10
Consummation

10.1	The transfer of the assets and liabilities included in the spin-off and other rights and obligations of Bayer AG included in the spin-off shall become legally effective at the time of registration of the spin-off in the Commercial Register of BAYER AG (hereinafter the “Consummation Date”).

10.2	Possession of the movable property shall pass to LANXESS AG on the Consummation Date. To the extent that movable property is in the possession of a third party, BAYER AG shall, effective on the Consummation Date, transfer its rights to recover possession to LANXESS AG.

10.3	In the period between conclusion of this agreement and the Consummation Date, BAYER AG shall only dispose of the assets and liabilities and other rights and obligations to be transferred under this agreement in the ordinary course of business and with the care of a prudent businessman.

§ 11
Catch-All Provisions

11.1	If certain assets and liabilities or other rights and obligations, in particular those arising out of agreements, investments, memberships, procedural and administrative law relationships or administrative acts, which are to be transferred to LANXESS AG according to this agreement but are not transferred to LANXESS AG by operation of law upon registration of the spin-off, then BAYER AG shall transfer those assets and liabilities and other rights and obligations to LANXESS AG. LANXESS AG shall accept the transfer. As between themselves, the parties shall adopt the same positions as if the transfer had also become effective in relation to third parties as of the Spin-Off Date.

11.2	If certain assets and liabilities or other rights and obligations, in particular those arising out of agreements, investments, memberships, procedural and administrative law relationships or administrative acts, which are not to be transferred under this agreement are nonetheless transferred as a matter of law, then LANXESS AG shall transfer these back to BAYER AG. BAYER AG shall accept such transfer. As between themselves, the parties shall adopt the same positions as if the transfer had not become effective as of the Spin-Off Date.

11.3	The terms set out in § 11.1 shall apply correspondingly if assets and liabilities or other rights and obligations are not transferred pursuant to this agreement because they were mistakenly assigned to the non-transferred assets and liabilities.

The terms set out in § 11.2 shall apply correspondingly if assets and liabilities or other rights and obligations are transferred pursuant to this agreement because they were mistakenly assigned to the Spin-Off Assets and Liabilities.

11.4	In connection with a transfer pursuant to § 11, the parties shall initiate all necessary and appropriate measures and legal acts, and shall collaborate on such measures and acts, in order t o transfer the assets and liabilities and other rights and obligations to LANXESS AG. If the consent of third parties or an approval under public law is necessary for the transfer of, or accession to, existing agreements, then BAYER AG and LANXESS AG shall endeavor to obtain such consent or approval. If a transfer to be made pursuant to § 11.1 cannot be effected in relation to third parties or can only be effected by incurring unreasonable expenses or is impractical, then as between themselves BAYER AG and LANXESS AG shall adopt the same positions as if the transfer had also become effective in relation to third parties as of the Spin-Off Date. This shall particularly apply in the event that a necessary consent or approval cannot be obtained or can only be obtained by incurring unreasonable expenses. These terms apply correspondingly to transfers back to BAYER AG to be made pursuant to § 11.

11.5	Claims under this § 11 shall be barred after December 31, 2014.

§ 12
Duty to Cooperate

12.1	BAYER AG and LANXESS AG shall make all declarations, draw up all documents and perform all other actions which are necessary or appropriate in connection with the transfer of the Spin-Off Assets and Liabilities.

12.2	On the Consummation Date, LANXESS AG shall be provided with all business documents allocable or related to the Spin-Off Assets and Liabilities as kept by BAYER AG, in particular agreements and approval documents, operating regulations, construction and building plans, company information manuals and personnel records. LANXESS AG shall also be provided with all documents necessary to assert the rights transferred to it. LANXESS AG shall keep all records and other documents for the statutory retention period and shall ensure that BAYER AG may inspect these business documents and make copies of same, provided it has a legitimate interest in doing so.

12.3	After the Consummation Date, all business documents which are allocable or related to the non-transferred assets and liabilities, in particular agreements and approval documents, operating regulations, construction and building plans, company information manuals and personnel records shall remain with BAYER AG. All documents necessary for asserting the rights remaining with BAYER AG shall also remain with BAYER AG. BAYER AG shall keep all records and other documents for the statutory retention period and shall ensure that LANXESS AG may inspect these business documents and make copies of same, provided it has a legitimate interest in doing so.

12.4	Business and trade secrets are to be kept confidential. The destruction of business documents, writings, books and other records by a party may only take place after express written consent has been obtained from the other party, even after the statutory retention period has expired.

12.5	Until December 31, 2014, the parties shall mutually assist each other in official proceedings, particularly in tax audits and tax or other legal disputes, which relate to the Spin-Off Assets and Liabilities. The parties shall especially provide each other with all information and documents necessary or appropriate to satisfy tax or other official or court requirements or provide evidence for tax or other authorities or courts, and shall mutually cause their employees to provide reasonable assistance. All rights of representation vis-à-vis courts and authorities shall remain unaffected hereby.

§ 13
Protection of Creditors and Internal Compensation

To the extent that this agreement does not provide for any other distribution of encumbrances and liabilities arising out of or in connection with the Spin-Off Assets and Liabilities, the following provisions shall apply:

13.1	If and to the extent creditors assert claims against BAYER AG pursuant to § 133 of the German Transformation Act (Umwandlungsgesetz) or other provisions, for liabilities, obligations and contingent liabilities which under the terms of this agreement were transferred to LANXESS AG, then LANXESS AG shall, at BAYER AG’s first request, indemnify BAYER AG against the relevant obligation. The same applies in cases where such creditors assert claims against BAYER AG regarding collateral security.

13.2	If and to the extent creditors assert claims against LANXESS AG pursuant to § 133 of the German Transformation Act (Umwandlungsgesetz) or other provisions, for liabilities, obligations and contingent liabilities which under the terms of this agreement were not transferred to LANXESS AG, then BAYER AG shall, at LANXESS AG’s first request, indemnify LANXESS AG from the relevant obligation. The same applies in cases where such creditors assert claims against LANXESS AG regarding collateral security.

13.3	If creditors assert claims against LANXESS AG for obligations transferred under this agreement and insurance coverage exists under BAYER AG group insurance, then BAYER AG shall file an insurance claim and transfer all insurance proceeds received therefrom to LANXESS AG.

§ 14
Exclusion of Claims

All claims and rights of LANXESS AG against BAYER AG relating to the condition and existence of the assets and liabilities transferred by BAYER AG under the terms of this agreement as well as the Spin-Off Assets and Liabilities as a whole, regardless of the type and of the legal basis, shall hereby be expressly excluded. This also especially applies to claims arising from pre-contractual or contractual breach of duties and to violations of legal obligations.

V.
Consideration and Capital Stock Measures

§ 15
Grant of No-Par Shares, Trustee and Capital Stock Measures

15.1	In consideration of the transfer of the Spin-Off Assets and Liabilities, the stockholders of BAYER AG shall receive, in proportion to their existing stockholding and at no cost, one no-par bearer share of LANXESS AG for every ten no-par bearer shares of BAYER AG. In total, 73,034,192 no-par bearer shares shall be granted to the stockholders of BAYER AG.

The shares to be granted under § 15.1 consist of 72,984,192 new shares to be created by the capital stock increase set out in § 15.3 as well as the 50,000 shares of LANXESS AG hitherto held by BAYER AG that are to be spun off pursuant to § 4.2.

15.2	The shares to be granted by LANXESS AG shall participate in the profit as from January 1, 2004. In the event that the Spin-Off Date is postponed according to § 2.2, the shares to be granted shall participate in the profit as from the new Spin-Off Date.

15.3	For purposes of carrying-out this spin-off, LANXESS AG shall increase its capital stock by 72,984,192 euros from 50,000 euros to 73,034,192 euros. Each new no-par share represents one euro of the capital stock increase.

15.4	The total value at which LANXESS AG shall acquire the contribution in kind from BAYER AG, shall equal the commercial book value of the transferred net assets. To the extent this value exceeds the capital stock increase amount stated in § 15.3, the excess amount shall be allocated to capital reserves pursuant to § 272 paragraph 2 number 1 of the German Commercial Code (Handelsgesetzbuch).

15.5	BAYER AG shall appoint Deutsche Bank AG, Frankfurt/Main, as trustee for receipt of the shares of LANXESS AG to be granted and as trustee for the delivery of such shares to the stockholders of BAYER AG. The trustee shall be entitled to possession of the shares to be granted before registration of the spin-off and shall be instructed to make the shares available to stockholders of BAYER AG after registration of the spin-off in the Commercial Register of BAYER AG.

§ 16
Grant of Special Rights

16.1	The rights of participants in the Stock Option Program (SOP), Stock Incentive Program (SIP) and Stock Participation Program (SPP) of BAYER AG shall be adjusted in accordance with the principles of the DOW JONES STOXX Index Guide (January 2004, Version 7.3, in particular chapter 6 regarding a spin-off). These principles are reproduced in Appendix 16.1.

LANXESS AG shall adjust the rights of participants who on the Spin-Off Date are employees allocable to the future LANXESS Group and who on consummation are no longer employed by the Bayer Group or whose employment relationship has ended or will end in the period between the Spin-Off Date and Consummation Date. BAYER AG shall adjust the rights of the rest of the participants. The implementation of the adjustments may also be carried out by affiliated companies.

LANXESS AG shall indemnify BAYER AG and companies affiliated with BAYER AG post-consummation from liabilities arising out of employee participation programs existing for participants who on the Spin-Off Date are employees allocable to the future LANXESS

Group and who on consummation are no longer employed by the Bayer Group or whose employment relationship has ended or will end in the period between the Spin-Off Date and Consummation Date. BAYER AG shall indemnify LANXESS AG and companies affiliated with LANXESS AG post-consummation from liabilities arising out of employee participation programs existing for the rest of the participants.

16.2	Pursuant to a resolution of its stockholder meeting, LANXESS AG issued to BAYER AG a 2004-2007 mandatory convertible bond in the nominal amount of 200,000,000.00 euros bearing interest at 6% per annum, with conversion rights as of July 20, 2005 and with mandatory conversion at the end of the term (September 15, 2007), on the terms and conditions set out in Appendix 16.2. In the same stockholder meeting, an authorized capital in the amount of 36,517,096 euros was resolved on and the board of management was authorized, with approval of the supervisory board, to exclude subscription rights (among other things) to the extent necessary in order to grant new no-par shares to holders of convertible bonds upon exercise of their conversion rights or in fulfillment of the mandatory conversion arising out of the convertible bond issued in the nominal amount of 200,000,000.00 euros as resolved by the stockholder meeting on September 15, 2004. The authorized capital amount shall be registered in the Commercial Register of LANXESS AG immediately following registration of the capital stock increase for purposes of carrying out the spin-off (see § 15.3). LANXESS AG shall apply to register the authorised capital accordingly and shall make every effort to ensure that the shares to be granted on conversion are admitted promptly to official trading as well as to that part of official trading on the Frankfurt Stock Exchange having further admission requirements (Prime Standard).

16.3	No additional rights for individual stockholders or holders of special rights within the meaning of § 126 paragraph 1 number 7 of the German Transformation Act (Umwandlungsgesetz) shall be granted and no measures within the meaning of this statutory provision shall be provided for such persons.

§ 17
Grant of Special Advantages

Members of the board of management of LANXESS AG were appointed on September 2, 2004. In view of the short term of office of the board of management members and the fact that BAYER AG prepared all of the financial information contained in the joint spin-off report of the boards of management of LANXESS AG and BAYER AG, and BAYER AG in particular will publish financial information and disclosures intended for U.S. stockholders, BAYER AG irrevocably agrees to indemnify each member of the board of management of LANXESS AG from any possible personal liability for violation of duties imposed upon him as a result of his appointment to the board of management of LANXESS AG arising out of or in connection with the financial information and disclosures related thereto. The indemnity pertains to financial information and disclosures to the extent contained in the joint spin-off report, in the appendix intended for U.S. stockholders or in further documents which are based on the financial information. There shall be no duty to indemnify in the event of liability as a result of gross negligence or intentional breach of duty. The fact that the financial information was not subject to the usual thorough review shall not be considered gross negligence.

Other than this, no special advantages within the meaning of § 126 paragraph 1 number 8 of the German Transformation Act (Umwandlungsgesetz) shall be conferred on members of the board of management or supervisory board of the companies involved in the spin-off or on auditors of the financial statements or of the spin-off.

VI.
Effects of the Spin-Off for Employees and their Representative Bodies

§ 18
Transfer of Employment Relationships

18.1	On the Consummation Date, all employment relationships of employees of BAYER AG allocated to the LANXESS Corporate Center of BAYER AG, who consented to a transfer of their employment contracts to LANXESS AG, shall be transferred to LANXESS AG by way of spin-off with all rights and duties according to § 5.1. On the Consummation Date, all employment relationships of the remaining employees of BAYER AG allocated to the LANXESS Corporate Center of BAYER AG shall also be transferred to LANXESS AG with all rights and duties pursuant to the terms of § 324 of the German Transformation Act (Umwandlungsgesetz) and § 613a of the German Civil Code (Bürgerliches Gesetzbuch). The employees allocated to the LANXESS Corporate Center are listed in Appendix 18.1. BAYER AG shall, with approval of LANXESS AG, conclude a transitional agreement with Bayer’s general works council in which the material issues arising in relation to the transfer of employment relationships from BAYER AG to LANXESS AG shall be stipulated.

18.2	Pursuant to § 323 paragraph 1 of the German Transformation Act (Umwandlungsgesetz), the legal position of employees transferred to LANXESS AG as regards notice of termination shall not be adversely affected for a period of two years after the spin-off comes into effect. Pursuant to the General Works Agreement to Safeguard Sites and Employment III (Gesamtbetriebsvereinbarung für Standort- und Beschäftigungssicherung III) at BAYER AG (hereinafter “SOS III”), dismissals due to operational reasons are generally not permitted up to December 30, 2007 at either BAYER AG or LANXESS AG.

18.3	The employment relationships to be transferred shall be governed by the laws existing on the Consummation Date. The job activities, compensation as well as other employment conditions shall in general not be directly affected by the spin-off. Length of service earned and recognized at BAYER AG shall be fully credited in respect of all provisions relating to length of service.

18.4	The legal situation with respect to rights and obligations arising out of pension commitments of BAYER AG are set out in § 8. Irrespective of this, the employees to be transferred shall remain full members of the pension fund of which they are members at the time of the Consummation Date (the Bayer pension fund (Bayer-Pensionskasse) and the Rhine pension fund (Rheinische Pensionskasse) respectively, as the case may be).

18.5	The previous collective bargaining commitments of BAYER AG shall also apply to LANXESS AG. LANXESS AG shall become a member of the regional employers’ associations for the chemical industry and thereby subject itself to collective bargaining commitments.

18.6	The existing works agreements and general works agreements as well as the existing managerial employees’ and general managerial employees’ committee agreements at BAYER AG shall continue to apply to the operations transferred to LANXESS AG. The necessary adjustments to the works agreements and general works agreements as well as to the managerial employees’ and general managerial employees’ committee agreements, shall be made by LANXESS AG, to the extent that employees transferred to LANXESS AG are affected, and by BAYER AG, to the extent that employees remaining at BAYER AG are affected, together with the respective works council or general works council and the respective managerial employees’ and general managerial employees’ committee, as the case may be.

18.7	The parties are of the opinion that the spin-off does not constitute a change of operations according to § 111 of the German Works Council Constitution Act (Betriebsverfassungsgesetz). Independent of this, BAYER AG’s management and Bayer’s general works council have concluded the agreements described in § 18.2 for the reconciliation of interests.

18.8	In the past, BAYER AG instituted various tranches of a so-called Stock Option Program (SOP), a so-called Stock Incentive Program (SIP) and a so-called Stock Participation

Program (SPP) for the employees of the Bayer Group. The spin-off will have the following effect on the rights of the employees with respect to these tranches:

The spin-off of the subgroup LANXESS may, on the one hand, make it more difficult to achieve the performance criteria of the participation programs, and on the other had, may adversely affect the incentives, meaning the economic value which may potentially accrue to the employees of each respective participation program. In order to avoid such a dilution of rights from an economic point of view, all current tranches of the employee participation programs (SOP, SIP, and SPP) shall be adjusted so as to essentially compensate for the loss of value resulting from the dilution. The adjustments shall be made upon the spin-off of the subgroup LANXESS taking effect, in accordance with the adjustment rules contained in the DOW JONES STOXX Index Guide (January 2004, Version 7.3, in particular chapter 6 regarding a spin-off).

The adjustment shall be calculated based on the average XETRA closing prices of Bayer stock on the Frankfurt Stock Exchange in the last ten trading days before the first listing of the LANXESS stock and the average XETRA closing prices of the LANXESS stock on the Frankfurt Stock Exchange on the first ten trading days after the first listing of the LANXESS stock. To the extent that adjustments to internal operational performance criteria need to be made due to the spin-off, appropriate measures shall be taken.

Employees of the future LANXESS Group who participate in the SIP or SPP tranches, as the case may be, shall only have a right to an incentive payment for the incentive point in time immediately following the Consummation Date. Thereafter, all other rights to an incentive payment shall lapse.

§ 19
Employee Representative Bodies

19.1	Works Councils and General and/or Group Works Council

LANXESS AG does not presently have its own business operations and therefore no works council.

The operations and sub-operations of LANXESS Deutschland GmbH are presently supervised by the works councils elected in March 2002 at the Leverkusen, Dormagen, Krefeld-Uerdingen, Eberfeld and Brunsbüttel sites (hereinafter the “Local Works Councils”) together with the general works council of Bayer, on the basis of SOS III and the collective bargaining agreement concluded on January 10, 2002 between BAYER AG and the Industriegewerkschaft Bergbau Chemie Energie (hereinafter the “January 2002 Collective Bargaining Agreement”).

The SOS III, the transitional agreement and the January 2002 Collective Bargaining Agreement contain the following provisions in respect of the Local Works Councils and the general works council of Bayer for the time after the spin-off takes effect, which in particular are binding on BAYER AG, LANXESS AG, and LANXESS Deutschland GmbH:

19.1.1	Pursuant to § 21a of the German Works Council Constitution Act (Betriebsverfassungsgesetz), the Local Works Councils shall remain in office for an interim mandate after the spin-off takes effect and shall continue to assume responsibility for the operations and sub-operations which hitherto belonged to its area of responsibility. The interim mandate shall end on the results being announced of the election of new works councils for the operations of LANXESS AG and LANXESS Deutschland GmbH respectively, however, no later than twelve months after the spin-off takes effect.

19.1.2	After the spin-off takes effect, the Local Works Councils shall continue to be responsible for all matters provided for in the German Works Council Constitution Act (Betriebsverfassungsgesetz) to the extent related to the respective site. The responsibility shall not be restricted to one company, meaning it applies to matters of BAYER AG, Bayer HealthCare Aktiengesellschaft, Bayer CropScience Aktiengesellschaft, Bayer MaterialScience Aktiengesellschaft, to matters of the service companies Bayer Business Services GmbH, Bayer Industry Services GmbH & Co. OHG, Bayer Technology Services GmbH, as well as to matters of LANXESS AG and LANXESS Deutschland GmbH.

19.1.3	Even after the spin-off takes effect, the Local Works Councils shall form a general works council and a general works committee. The general works council shall be responsible for issues which the individual Local Works Councils cannot determine because more than one location is affected.

19.1.4	Upon the end of the interim mandate pursuant to § 21a of the German Works Council Constitution Act (Betriebsverfassungsgesetz), those members of the Local Works Councils who are employees of LANXESS AG, LANXESS Deutschland GmbH, or a company affiliated with LANXESS AG or LANXESS Deutschland GmbH, shall resign from their offices in the Local Works Councils. If a resigning member had been a delegate from the respective works council to Bayer’s general works council or Bayer’s general works committee, then that member shall also resign from the respective general works council or general works committee.

19.2	Managerial Employees’ and General Managerial Employees’ Committee

LANXESS AG presently has no business operations and therefore no managerial employees’ committee.

The managerial employees’ committees of BAYER AG, Bayer Chemicals AG, Bayer MaterialScience AG, Bayer Business Services GmbH and Bayer Technology Services GmbH shall assume responsibility for LANXESS GmbH and LANXESS AG as an interim mandate on the basis of a managerial employees’ committee agreement. The managerial employees’ committee of Bayer Chemicals AG shall be instructed by the managerial employees’ committees of the other companies to carry out the interim mandate. The interim mandate is limited in time until the election of a new managerial employees’ committee of LANXESS GmbH and LANXESS AG respectively, however, at most until 2006, when according to statute, works council and managerial employees’ committee elections must take place. Those employees of LANXESS AG, LANXESS Deutschland GmbH, or a company affiliated with LANXESS AG or LANXESS Deutschland GmbH, who are members of the group managerial employees’ committee shall resign from the group managerial employees’ committee upon the spin-off of the subgroup LANXESS taking effect.

§ 20
Supervisory Board

20.1	LANXESS AG currently has a supervisory board which is not subject to co-determination, consisting of three members elected by the sole stockholder BAYER AG. After the spin-off takes effect, LANXESS AG shall form a supervisory board with equal (50:50) co-determination in accordance with the provisions of the 1976 German Co-Determination Act (Mitbestimmungsgesetz,) since as a result of the attribution rule set out in § 5 paragraph 1 sentence 1 of the German Co-Determination Act (Mitbestimmungsgesetz), it shall employ more than 2,000 employees domestically. In this regard, the board of management shall institute so-called status proceedings in accordance with §§ 97 et seq. of the German Stock Corporation Act (Aktiengesetz). It is anticipated that the newly formed supervisory board shall have sixteen members of which eight are representatives of the stockholders and eight representatives of the employees. The eight members of the supervisory board to be elected by the stockholders shall be elected by BAYER AG as sole stockholder before the spin-off takes effect. The term of office of the supervisory board members elected by BAYER AG shall be limited and shall end on the first annual stockholders’ meeting of LANXESS AG after the spin-off takes effect, in order to give future stockholders of LANXESS AG the opportunity for a new election. The members of the supervisory board to be elected by the employees shall initially be appointed by the court. It has not yet been determined who will become a member of the new supervisory board of LANXESS AG.

20.2	The spin-off shall have no effect on the existence and composition of the supervisory board of BAYER AG nor on the terms of office of its members. The employee representatives on the supervisory board of BAYER AG shall be elected by the employees of all domestic group companies. After the spin-off takes effect, LANXESS AG shall no longer be a BAYER AG group company and therefore the employees of LANXESS AG and its group companies shall no longer be entitled to vote for or be elected to the supervisory board of BAYER AG but instead shall be entitled to do so with respect to the supervisory board of LANXESS AG.

VII.
Miscellaneous

§ 21
Taxes

21.1	LANXESS AG intends to continue operating the LANXESS Corporate Center to be spun-off from BAYER AG and undertakes to continue operating it in terms of functions and amount of personnel existing on the Consummation Date until at least December 31, 2005. LANXESS AG shall document the management functions carried out by the LANXESS Corporate Center for the future LANXESS Group from and after the Consummation Date.

21.2	Both parties assume that LANXESS AG qualifies as a taxable person (entrepreneur) for value added tax purposes due to the agreed services that the LANXESS Corporate Center shall provide to LANXESS Deutschland GmbH for consideration. LANXESS AG shall continue to provide the services so far performed by the LANXESS Corporate Center basically until at least December 31, 2005. If LANXESS AG makes amendments to these service agreements, then LANXESS shall replace these with other services for consideration until at least December 31, 2005, in order to ensure that LANXESS AG qualifies as a taxable person (entrepreneur) for value added tax purposes.

21.3	To ensure neutral income tax treatment, LANXESS AG shall not undertake a merger of LANXESS Deutschland GmbH into LANXESS AG or vice versa as of a merger effective date (Verschmelzungsstichtag) which is prior to the Spin-Off Date.

§ 22
Articles of Association and Master Agreement

22.1	BAYER AG agrees to amend the Articles of Association of LANXESS AG before the spin-off takes effect so that after registration of the authorized capital as resolved on September 15, 2004 (see § 16.2) and after conducting the status proceedings (see § 20.1), they will correspond to the version attached as Appendix 22.1.

22.2	BAYER AG and LANXESS AG shall enter into the so-called master agreement attached hereto as Appendix 22.2, which shall be an integral part of this agreement.

§ 23
Costs and Taxes

Unless otherwise stipulated in this agreement or its appendices, BAYER AG shall bear the costs in connection with the notarization of this agreement and the performance of this agreement prior to the Consummation Date (including the costs of the spin-off report, spin-off audit and planned admission to official trading as well as the respective fees for professional advisors and banks associated therewith). Each party shall bear its own costs for the respective stockholders’ meeting and costs associated with applying for registration and registration in the Commercial Register. The transfer taxes arising in connection with the notarization of this agreement and its performance shall be borne by LANXESS AG. All other taxes incurred shall be borne by that party deemed to be the tax debtor pursuant to tax laws.

§ 24
Final Provisions

24.1	This agreement shall only become effective upon being approved by the Stockholders’ Meeting of each party and upon the spin-off being registered in the Commercial Register of LANXESS AG and BAYER AG.

24.2	All disputes arising in connection with the agreement or concerning its validity shall be finally settled by arbitration pursuant to the arbitration rules of the Deutsche Institution für Schiedsgerichtsbarkeit e.V. (DIS) without recourse to the ordinary courts of law. The arbitral tribunal may also finally decide on the validity of this agreement to arbitrate. The arbitral tribunal shall consist of three members. The place of arbitration shall be Leverkusen.

24.3	The appendices to this agreement are an integral part of this agreement.

24.4	Amendments and additions to this agreement, including a waiver of this provision, must be in writing unless compliance with additional formalities is required.

24.5	Should one or more provisions of this agreement be or become void, invalid or unenforceable in whole or in part, the validity of this agreement and its remaining provisions shall not be affected thereby. The void, invalid or unenforceable provision shall be replaced with a provision which most closely reflects, in terms of form, content, time, measure and area of applicability, the parties’ commercial intent and purpose of the void, invalid or unenforceable provision. The same applies to any omissions in this agreement.

Leverkusen, September 22, 2004

Bayer Aktiengesellschaft	LANXESS Aktiengesellschaft